UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*


                          Franklin Capital Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                           (Title of Class Securities)


                                    35252P105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                        Lynne Silverstein (310) 752-1442
                Ault Glazer & Company Investment Management LLC,
             100 Wilshire Blvd, 15th Floor, Santa Monica, CA 90401
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               September 16, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 12 pages

CUSIP No.  35252P105               SCHEDULE 13D
           ---------

    1.  Name of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Ault Glazer & Company Investment Management LLC

--------------------------------------------------------------------------------

    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) |_|

        (b) |X|
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    3.  SEC Use Only
                     -----------------------------------------------------------
--------------------------------------------------------------------------------

    4.  Source of Funds (See Instructions) OO
                                           -------------------------------------
--------------------------------------------------------------------------------

    5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
        2(d) or 2(e)     |_|

--------------------------------------------------------------------------------

    6.  Citizenship or Place of Organization    Delaware
                                             -----------------------------------
--------------------------------------------------------------------------------

                 7.  Sole Voting Power    549,159 (includes 42,375 shares that
                                          the Reporting Person has the right to
                                          acquire)
                                       -----------------------------------------
Number of        ---------------------------------------------------------------
Shares           8.  Shared Voting Power    0
Beneficially                             ---------------------------------------
Owned by Each    ---------------------------------------------------------------
Reporting        9.  Sole Dispositive Power    549,159 (includes 42,375 shares
Person With:                                   that the Reporting Person has
                                               the right to acquire)
                                            ------------------------------------
                 ---------------------------------------------------------------
                 10. Shared Dispositive Power    0
                                              ----------------------------------
--------------------------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person    549,159
(includes 42,375 shares that the Reporting Person has the right to acquire)
--------------------------------------------------------------------------------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions)   |_|

    13. Percent of Class Represented by Amount in Row (11)    50.4% (based on an
as-adjusted total number of outstanding shares of Common Stock that includes 42,375 shares issuable upon conversion of 5,650 shares of Preferred Stock).
--------------------------------------------------------------------------------

    14. Type of Reporting Person (See Instructions)

   IA
--------------------------------------------------------------------------------

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                              Page 2 of 12 Pages

CUSIP No.  35252P105               SCHEDULE 13D
           ---------

    1.  Name of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Milton C. Ault, III

--------------------------------------------------------------------------------

    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) |_|

        (b) |X|
--------------------------------------------------------------------------------

    3.  SEC Use Only
                     -----------------------------------------------------------
--------------------------------------------------------------------------------

    4.  Source of Funds (See Instructions) OO
                                           -------------------------------------
--------------------------------------------------------------------------------

    5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
        2(d) or 2(e)     |_|

--------------------------------------------------------------------------------

    6.  Citizenship or Place of Organization    USA
                                             -----------------------------------
--------------------------------------------------------------------------------

                 7.  Sole Voting Power    549,159 (includes 42,375 shares that
                                          the Reporting Person has the right to
                                          acquire)
                                       -----------------------------------------
Number of        ---------------------------------------------------------------
Shares           8.  Shared Voting Power    0
Beneficially                             ---------------------------------------
Owned by Each    ---------------------------------------------------------------
Reporting        9.  Sole Dispositive Power    549,159 (includes 42,375 shares
Person With:                                   that the Reporting Person has
                                               the right to acquire)
                                            ------------------------------------
                 ---------------------------------------------------------------
                 10. Shared Dispositive Power    0
                                              ----------------------------------
--------------------------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person    549,159
(includes 42,375 shares that the Reporting Person has the right to acquire)
--------------------------------------------------------------------------------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions)   |_|

    13. Percent of Class Represented by Amount in Row (11)    50.4% (based on an
as-adjusted total number of outstanding shares of Common Stock that includes 42,375 shares issuable upon conversion of 5,650 shares of Preferred Stock).
--------------------------------------------------------------------------------

    14. Type of Reporting Person (See Instructions)

   IN/HC
--------------------------------------------------------------------------------

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                              Page 3 of 12 Pages

CUSIP No.  35252P105               SCHEDULE 13D
           ---------

    1.  Name of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Louis Glazer, M.D.

--------------------------------------------------------------------------------

    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) |_|

        (b) |X|
--------------------------------------------------------------------------------

    3.  SEC Use Only
                     -----------------------------------------------------------
--------------------------------------------------------------------------------

    4.  Source of Funds (See Instructions)    OO
                                           -------------------------------------
--------------------------------------------------------------------------------

    5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
        2(d) or 2(e)     |_|

--------------------------------------------------------------------------------

    6.  Citizenship or Place of Organization    USA
                                             -----------------------------------
--------------------------------------------------------------------------------

                 7.  Sole Voting Power    0
                                       -----------------------------------------
Number of        ---------------------------------------------------------------
Shares           8.  Shared Voting Power    549,159 (includes 42,375 shares that
Beneficially                                the Reporting Person has the right
Owned by Each                               to acquire)
Reporting                                ---------------------------------------
Person With:     ---------------------------------------------------------------
                 9.  Sole Dispositive Power    0
                                            ------------------------------------
                 ---------------------------------------------------------------
                 10. Shared Dispositive Power    549,159 (includes 42,375 shares
                                                 that the Reporting Person has
                                                 the right to acquire)
                                              ----------------------------------
--------------------------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person    549,159
(includes 42,375 shares that the Reporting Person has the right to acquire)
--------------------------------------------------------------------------------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions)   |_|

    13. Percent of Class Represented by Amount in Row (11)    50.4% (based on an
as-adjusted total number of outstanding shares of Common Stock that includes 42,375 shares issuable upon conversion of 5,650 shares of Preferred Stock).
--------------------------------------------------------------------------------

    14. Type of Reporting Person (See Instructions)

   IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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                              Page 4 of 12 Pages

CUSIP No.  35252P105               SCHEDULE 13D
           ---------

    1.  Name of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Melanie Glazer

--------------------------------------------------------------------------------

    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) |_|

        (b) |X|
--------------------------------------------------------------------------------

    3.  SEC Use Only
                     -----------------------------------------------------------
--------------------------------------------------------------------------------

    4.  Source of Funds (See Instructions)    OO
                                           -------------------------------------
--------------------------------------------------------------------------------

    5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
        2(d) or 2(e)     |_|

--------------------------------------------------------------------------------

    6.  Citizenship or Place of Organization    USA
                                             -----------------------------------
--------------------------------------------------------------------------------

                 7.  Sole Voting Power    0
                                       -----------------------------------------
Number of        ---------------------------------------------------------------
Shares           8.  Shared Voting Power    549,159 (includes 42,375 shares that
Beneficially                                the Reporting Person has the right
Owned by Each                               to acquire)
Reporting                                ---------------------------------------
Person With:     ---------------------------------------------------------------
                 9.  Sole Dispositive Power    0
                                            ------------------------------------
                 ---------------------------------------------------------------
                 10. Shared Dispositive Power    549,159 (includes 42,375 shares
                                                 that the Reporting Person has
                                                 the right to acquire)
                                              ----------------------------------
--------------------------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person    549,159
(includes 42,375 shares that the Reporting Person has the right to acquire)
--------------------------------------------------------------------------------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions)   |_|

    13. Percent of Class Represented by Amount in Row (11)    50.4% (based on an
as-adjusted total number of outstanding shares of Common Stock that includes 42,375 shares issuable upon conversion of 5,650 shares of Preferred Stock).
--------------------------------------------------------------------------------

    14. Type of Reporting Person (See Instructions)

   IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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                              Page 5 of 12 Pages

         Ault Glazer & Company Investment Management LLC, a Delaware limited liability company ("Adviser"), Milton C. Ault, III ("Ault"), Louis Glazer and Melanie Glazer (together, the "Glazers") pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, hereby file this Amendment No. 9 to
Schedule 13D (the "Statement") to amend the original Schedule 13D filed with the Securities and Exchange Commission on May 18, 2004, as amended on May 18, 2004, May 26, 2004, June 2, 2004, June 23, 2004, July 23, 2004, August 5, 2004 and
August 26, 2004. Adviser, Ault and the Glazers are collectively referred to herein as the "Reporting Persons".

Item 1.       Security and Issuer

This Statement relates to the Common Stock, $1.00 par value (the "Common Stock"), issued by Franklin Capital Corporation ("FCC"), a Delaware corporation, including shares of Common Stock issuable upon conversion of shares of FCC's Series A Convertible Preferred Stock, $1.00 par value (the "Preferred Stock"). The principal executive offices of FCC are located at 450 Park Avenue, 29th Floor, New York, New York 10022.

Item 2.       Identity and Background

The Reporting Persons are as follows:

Name: Ault Glazer & Company Investment Management LLC
Place of Organization: Delaware
Principal Business: Investment Adviser
Address: 100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None

Name: Milton C. Ault, III
Address: 100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None
Citizenship: United States

Name: Louis Glazer, M.D.
Address: 100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None
Citizenship: United States

Name: Melanie Glazer
Address: 100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None
Citizenship: United States

Ault is the controlling and managing member of Adviser. Adviser's beneficial ownership of the Common Stock that is the subject of this Statement is direct as a result of Adviser's discretionary authority to buy, sell and vote shares of such Common Stock for its investment advisory clients. Ault's beneficial ownership of the Common Stock that is the subject of this Statement is indirect as a result of Ault's control of Adviser.

The Glazers are non-managing members of Adviser. The Glazers are being included in this Statement as a result of their purchase of shares of Preferred Stock that are convertible into shares of Common Stock and due to the fact that, as a result of certain of the transactions described in Item 4 of this Statement, they may be deemed to be members, together with Adviser and Ault, of a group that beneficially owns all of the Common Stock that is the subject of this Statement.


                               Page 6 of 12 pages

Item 3.       Source and amount of Funds or other Consideration

The aggregate amount of funds used by Adviser to purchase FCC shares of Common Stock was approximately $3,324,501.63. This amount includes $565,000 used to purchase 5,650 shares of Preferred Stock that are convertible into 42,375 shares of Common Stock. Such amount was derived from advisory client accounts and from private funds of the Reporting Persons.

Item 4.       Purpose of Transaction

On June 23, 2004, Adviser and FCC entered into a Letter of Understanding (the "LOU") intended to confirm the mutual understanding and agreements of FCC and Adviser with respect to the initial steps of a proposed restructuring and recapitalization plan for FCC (the "Restructuring Plan") designed to maximize the value of FCC for the benefit of stockholders. Pursuant to the terms of the LOU and in connection with the Restructuring Plan, FCC has appointed Ault to FCC's board of directors and has agreed, in part, to prepare and file such preliminary and definitive proxy statements, and to take all other actions, as are required to call a special meeting of its stockholders (the "Stockholders' Meeting") for the purposes of approving certain actions, which are described in more detail below, in connection with the Restructuring Plan.

On July 16, 2004, in connection with the Restructuring Plan, certain of Adviser's investment advisory clients, and Stephen L. Brown, Spencer L. Brown and Maggie L. Brown, entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") whereby, on July 20, 2004, Adviser's investment advisory clients purchased an aggregate of 28,757 shares of FCC Common Stock at a price of $4.32 per share.

On September 16, various investment funds and trusts controlled by Adviser, Ault and the Glazers, entered into a preferred stock purchase agreement (collectively, the "Preferred Stock Purchase Agreements") with each Jonathan A. Marshall, Copley Fund Inc., a Florida corporation, and Edward Sheldon (collectively, the "Preferred Stockholders"), pursuant to which such investment funds and trusts purchased all of the shares of Preferred Stock held by the Preferred Stockholders. As a result of the purchases of the Preferred Stock from the Preferred Stockholders, the Reporting Persons directly or indirectly beneficially owns or controls a majority of the outstanding shares of Preferred Stock and are entitled, pursuant to the provisions of FCC's certificate of incorporation, to elect 2 of the 5 members of FCC's board of directors. Copies of the Preferred Stock Purchase Agreements are filed as Exhibits B, C and D to this Statement.

(a) In connection with the LOU, Adviser and the Glazers have entered into agreements (the "Stockholder's Agreements") with Stephen L. Brown and each of the Preferred Stockholders (each, a "Stockholder"). Pursuant to the Stockholder's Agreements, each Stockholder agreed to: (i) vote, and to grant an irrevocable proxy with respect to, all of the shares of FCC capital stock held by such Stockholder in favor of the matters recommended by the FCC board of directors at the Stockholders' Meeting; and (ii) sell all of such Stockholder's shares of Series A Convertible Preferred Stock, par value $1.00, of FCC (the "Series A Preferred Stock") to the Glazers (or their designees) prior to the Stockholders' Meeting for a price per share of $100. The Glazers have also agreed, pursuant to the Stockholder's Agreements, to offer to buy (or cause their designees to buy) all of the remaining outstanding shares of Series A Preferred Stock at the same price per share following the Stockholders' Meeting. In addition, subject to availability at prices deemed favorable, the Reporting Persons may acquire additional shares of Common Stock of FCC from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may also dispose of shares of Common Stock of FCC from time to time in the open market, in privately negotiated transactions or otherwise.

(b)      None.

(c) At the Stockholders' Meeting, the stockholders of FCC will be asked, in part, to approve the sale by FCC of all of the shares of capital stock of Excelsior Radio Networks, Inc. beneficially owned by FCC.

(d) Pursuant to the terms of the LOU, the authorized number of directors constituting FCC's board of directors has been increased from 4 directors to 5 directors, and Ault has been appointed to fill the vacancy created by the increase in the authorized number of directors. At the Stockholders' Meeting, the


                               Page 7 of 12 pages
stockholders of FCC will be asked, in part, to: (i) approve the amendment and restatement of FCC's certificate of incorporation in order to, among other things, classify the FCC board of directors into 3 separate classes; and (ii) elect a new slate of directors.

(e) At the Stockholders' Meeting, the stockholders of FCC will be asked, in part, to approve the amendment and restatement of FCC's certificate of incorporation in order to, among other things: (i) increase the authorized number of shares of Common Stock from 5,000,000 shares to 50,000,000 shares; and
(ii) increase the authorized number of shares of Preferred Stock from 5,000,000 shares to 10,000,000 shares. The stockholders of FCC will also be asked, in part, to approve the issuance by FCC of capital stock of FCC and warrants to purchase capital stock of FCC upon terms that are (i) approved by a majority of FCC's board of directors consistent with its fiduciary duties; (ii) consistent with prevailing market conditions at the time of such issuance; and (iii) consistent with the plan set forth in the LOU.

(f)      None.

(g) Pursuant to the terms of the LOU, certain provisions of FCC's bylaws concerning the indemnification of persons serving as directors and officers of FCC have been amended by the FCC board of directors. In addition, at the Stockholders' Meeting, the stockholders of FCC will be asked, in part, to approve the amendment and restatement of FCC's certificate of incorporation in order to, among other things: (i) increase the authorized number of shares of Common Stock from 5,000,000 shares to 50,000,000 shares; (ii) increase the authorized number of shares of Preferred Stock from 5,000,000 shares to 10,000,000 shares; (iii) provide for the exculpation of director liability to the fullest extent permitted by law; and (iv) provide for the classification of FCC's board of directors into three classes.

(h)      None.

(i)      None.

(j)      None.

Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to FCC and the Common Stock, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

The preceding descriptions of the LOU and the Stockholder's Agreements are qualified in their entireties by reference to the LOU and the Stockholder's Agreements, which were previously filed as exhibits to Amendment No. 5 to this
Schedule 13D, filed with the SEC on June 30, 2004, and are hereby incorporated by reference. The preceding description of the Stock Purchase Agreement is qualified in its entirety by reference to the Stock Purchase Agreement which was previously filed as an exhibit to Amendment No. 6 to this Schedule 13D, filed with the SEC on July 23, 2004. The preceding descriptions of the Preferred Stock Purchase Agreements are qualified in their entireties by reference to the Preferred Stock Purchase Agreements, which are filed as Exhibits B, C and D to this Statement.

Except as set forth above, the Reporting Persons have no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.       Interest in Securities of the Issuer

(a) As of September 16, 2004, the Reporting Persons directly or indirectly beneficially owned 549,159 shares, or 50.4%, of the Common Stock, including 42,375 shares of Common Stock issuable upon conversion of 5,650 shares of Preferred Stock directly or indirectly beneficially owned by the Reporting Persons. The percentage of Common Stock owned, as reported in this Statement, is based on an as-adjusted total of 1,088,725 shares of Common Stock outstanding as of July 30, 2004. This as-adjusted total reflects 1,046,350 shares of Common Stock actually outstanding as of July 30, 2004 (as reported by FCC in its preliminary proxy statement on Schedule 14A filed with the SEC on July 30,
2004), plus 42,375 shares of Common Stock issuable upon conversion of the shares of Preferred Stock directly or indirectly beneficially owned by the Reporting Persons.


                               Page 8 of 12 pages

         (1)      Adviser owned 549,159 shares (50.4%)

         (2)      Ault owned 549,159 shares (50.4%)

         (3)      Louis Glazer owned 549,159 shares (50.4%)

         (4)      Melanie Glazer owned 549,159 shares (50.4%)

(b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Schedule 13D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

(c) Below is a list of transactions in since August 26, 2004, the most recent filing on Schedule 13D.



----------------------------------------------------------------------------------------------------------------------
        Party                 Date            Type of Shares           Amount        Price per        Where & How
                                                                       Bought          Share           Effected
                                                                       (Sold)
----------------------------------------------------------------------------------------------------------------------
     The Glazers            9/16/04           Preferred Stock           500            $100        Private Purchase
                                             (convertible into
                                               Common Stock)
----------------------------------------------------------------------------------------------------------------------
     The Glazers            9/16/04           Preferred Stock           400            $100        Private Purchase
                                             (convertible into
                                               Common Stock)
----------------------------------------------------------------------------------------------------------------------
     The Glazers            9/16/04           Preferred Stock           100            $100        Private Purchase
                                             (convertible into
                                               Common Stock)
----------------------------------------------------------------------------------------------------------------------
     The Glazers            9/16/04           Preferred Stock          1,510           $100        Private Purchase
                                             (convertible into
                                               Common Stock)
----------------------------------------------------------------------------------------------------------------------
     The Glazers            9/16/04           Preferred Stock           700            $100        Private Purchase
                                             (convertible into
                                               Common Stock)
----------------------------------------------------------------------------------------------------------------------
     The Glazers            9/16/04           Preferred Stock           600            $100        Private Purchase
                                             (convertible into
                                               Common Stock)
----------------------------------------------------------------------------------------------------------------------
     The Glazers            9/16/04           Preferred Stock           100            $100        Private Purchase
                                             (convertible into
                                               Common Stock)
----------------------------------------------------------------------------------------------------------------------
     The Glazers            9/16/04           Preferred Stock           700            $100        Private Purchase
                                             (convertible into
                                               Common Stock)
----------------------------------------------------------------------------------------------------------------------
     The Glazers            9/16/04           Preferred Stock            40            $100        Private Purchase
                                             (convertible into
                                               Common Stock)
----------------------------------------------------------------------------------------------------------------------
       Adviser              9/16/04           Preferred Stock          1,000           $100        Private Purchase
                                             (convertible into
                                               Common Stock)
----------------------------------------------------------------------------------------------------------------------
       Adviser              8/31/04            Common Stock             100            $12.83        Open market
----------------------------------------------------------------------------------------------------------------------
       Adviser              8/31/04            Common Stock             900            $12.85        Open market
----------------------------------------------------------------------------------------------------------------------
       Adviser              8/31/04            Common Stock             300            $12.90        Open market
----------------------------------------------------------------------------------------------------------------------
       Adviser              8/31/04            Common Stock             300            $12.94        Open market
----------------------------------------------------------------------------------------------------------------------
       Adviser              8/31/04            Common Stock            1,700           $12.95        Open market
----------------------------------------------------------------------------------------------------------------------
       Adviser              8/31/04            Common Stock             100            $12.96        Open market
----------------------------------------------------------------------------------------------------------------------
       Adviser              8/31/04            Common Stock             900            $12.98        Open market
----------------------------------------------------------------------------------------------------------------------


                               Page 9 of 12 pages


----------------------------------------------------------------------------------------------------------------------
        Party                 Date            Type of Shares           Amount        Price per        Where & How
                                                                       Bought          Share           Effected
                                                                       (Sold)
----------------------------------------------------------------------------------------------------------------------
       Adviser              8/31/04            Common Stock            1,300           $12.99        Open market
----------------------------------------------------------------------------------------------------------------------
       Adviser              8/31/04            Common Stock            2,300           $13.00        Open market
----------------------------------------------------------------------------------------------------------------------
       Adviser              8/31/04            Common Stock             500            $13.12        Open market
----------------------------------------------------------------------------------------------------------------------
       Adviser              8/31/04            Common Stock            1,000           $13.15        Open market
----------------------------------------------------------------------------------------------------------------------
       Adviser              8/31/04            Common Stock             200            $13.25        Open market
----------------------------------------------------------------------------------------------------------------------
       Adviser              8/31/04            Common Stock             300            $13.28        Open market
----------------------------------------------------------------------------------------------------------------------
       Adviser              8/31/04            Common Stock             700            $13.29        Open market
----------------------------------------------------------------------------------------------------------------------
       Adviser              8/31/04            Common Stock             500            $13.30        Open market
----------------------------------------------------------------------------------------------------------------------
       Adviser              8/31/04            Common Stock            2,800           $13.39        Open market
----------------------------------------------------------------------------------------------------------------------
       Adviser              8/31/04            Common Stock            1,700           $13.40        Open market
----------------------------------------------------------------------------------------------------------------------
       Adviser              8/31/04            Common Stock             100            $13.49        Open market
----------------------------------------------------------------------------------------------------------------------
       Adviser              8/31/04            Common Stock             900            $13.50        Open market
----------------------------------------------------------------------------------------------------------------------
       Adviser              8/31/04            Common Stock             900            $13.70        Open market
----------------------------------------------------------------------------------------------------------------------
       Adviser              8/31/04            Common Stock             500            $13.75        Open market
----------------------------------------------------------------------------------------------------------------------


(d)      Not Applicable.

(e)      Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stock Purchase Agreement

See Item 4 of this Statement for a description of the Stock Purchase Agreement.

Stockholder's Agreements

See Item 4 of this Statement for a description of the Stockholder's Agreements.

Letter of Understanding

See Item 4 of this Statement for a description of the LOU.

Preferred Stock Purchase Agreements

See Item 4 of this Statement for a description of the LOU.

Item 7.       Material to Be Filed as Exhibits

Exhibit A:  Joint Filing Agreement Pursuant to Rule 13d-1

Exhibit B:  Preferred Stock Purchase Agreement with Jonathan A. Marshall

Exhibit C:  Preferred Stock Purchase Agreement with Copley Fund, Inc.

Exhibit D:  Preferred Stock Purchase Agreement with Edward Sheldon


                               Page 10 of 12 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  September 30, 2004

                                 Ault Glazer & Company Investment
                                 Management LLC

                                 /s/ Milton C. Ault, III
                                 -----------------------------------------------
                                  Milton C. Ault, III, Managing Member




                                 Milton C. Ault, III

                                 /s/ Milton C. Ault, III
                                 -----------------------------------------------



                                 Louis Glazer, M.D.

                                 /s/ Louis Glazer, M.D.
                                 -----------------------------------------------




                                 Melanie Glazer

                                 /s/ Melanie Glazer
                                 -----------------------------------------------



                               Page 11 of 12 pages

                                    EXHIBIT A
                                    ---------

                  Joint Filing Agreement Pursuant to Rule 13d-1
                  ---------------------------------------------

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or
Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date:  September 30, 2004

                                 Ault Glazer & Company Investment
                                 Management LLC

                                 /s/ Milton C. Ault, III
                                 -----------------------------------------------
                                  Milton C. Ault, III, Managing Member




                                 Milton C. Ault, III

                                 /s/ Milton C. Ault, III
                                 -----------------------------------------------



                                 Louis Glazer, M.D.

                                 /s/ Louis Glazer, M.D.
                                 -----------------------------------------------




                                 Melanie Glazer

                                 /s/ Melanie Glazer
                                 -----------------------------------------------



                               Page 12 of 12 pages

                                                                       Exhibit B


                       PREFERRED STOCK PURCHASE AGREEMENT

         THIS PREFERRED STOCK PURCHASE AGREEMENT (this "Agreement") is entered into on September 16, 2004 (the "Effective Date"), by and among JONATHAN A. MARSHALL (the "Seller") and the entities listed on Exhibit A hereto under the heading "Purchasers" (each, a "Purchaser" and collectively, the "Purchasers").

                                    RECITALS

         WHEREAS, as of the Effective Date, the Seller owns beneficially and of record, and has the power to vote, 500 shares of Series A Convertible Preferred Stock, par value $1.00 per share (the "Shares"), of Franklin Capital Corporation, a Delaware corporation (the "Company"); and

         WHEREAS, the Seller desires to sell to the Purchasers, and the Purchasers desire to purchase from the Seller, the Shares, on the terms and conditions set forth herein.

         NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                    AGREEMENT

1.       PURCHASE AND SALE OF THE SHARES.

         1.1 Closing. At the Closing (as defined below), the Seller shall sell to the Purchasers, and each Purchaser shall purchase from the Sellers, that number of Shares set forth opposite each such Purchaser's name on Exhibit A hereto, at a price of $100 per share (the "Purchase Price"). The closing of the sale and purchase of the Shares pursuant to the terms and conditions of this Agreement (the "Closing") shall occur at 2:00 p.m. California time on the Effective Date, at the offices of Paul, Hastings, Janofsky & Walker LLP, 3579 Valley Centre Drive, San Diego, CA 92130, or at such other time or place as the parties may mutually agree.

         1.2 Deliveries at Closing. At the Closing: (i) each Purchaser shall deliver to the Seller, by wire transfer of immediately available funds to the Seller's account (as designated by the Seller), the amount of the aggregate Purchase Price for the Shares being purchased by such Purchaser from the Seller, as set forth on Exhibit A hereto; (ii) the Seller shall deliver to the Company, as transfer agent for the Shares (the "Transfer Agent"), the original stock certificate(s) representing the Shares being sold by the Seller; and (iii) the Seller shall deliver to the Transfer Agent (a) a stock power in the form attached hereto as Exhibit B, executed by the Seller in favor of the appropriate Purchasers and (b) a letter in the form attached hereto as Exhibit C, executed by the Seller, instructing the Transfer Agent to transfer the Shares standing in the name of the Seller on the books of the Company to the Purchasers.

         1. REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS. In connection with the Purchasers' purchase of Shares pursuant to this Agreement, each Purchaser, severally and not jointly, represents and warrants to the Seller that: (i) such Purchaser is an accredited investor within the meaning of Regulation D under the Securities Act of 1933, as amended; (ii) such Purchaser has all requisite legal power and authority to execute and deliver this Agreement and to perform such Purchaser's obligations hereunder; and (iii) this Agreement constitutes the valid and binding obligation of such Purchaser.

2. REPRESENTATIONS AND WARRANTIES OF THE SELLER. In connection with the Seller's sale of Shares pursuant to this Agreement, such Seller represents and warrants to the Purchasers that: (i) such Seller has, and upon the Closing, will transfer to such Purchasers, good and valid title to that number of Shares listed opposite such Seller's name on Exhibit B hereto, free and clear of all liens, encumbrances, equities or claims other than restrictions arising under securities laws; (ii) such Seller has all requisite legal power and authority to execute and deliver this Agreement and to perform such Seller's obligations hereunder; and (iii) this Agreement constitutes the valid and binding obligation of such Seller.

3.       MISCELLANEOUS.

         3.1 Governing Law. This Agreement shall be governed in all respects by the laws of the State of Delaware as such laws are applied to agreements between Delaware residents entered into and performed entirely in Delaware.

         3.2 Severability. In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

         3.3 Amendment and Waiver. This Agreement may be amended or modified only upon the written consent of the Sellers and the Purchasers.

         3.4 Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject matter hereof.

         3.5 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.



SELLER:                                   PURCHASERS:




                                          ZODIAC INVESTMENT PARTNERS, L.P.


/s/ Jonathan A. Marshall               By: /s/ Milton "Todd" Ault III
---------------------------------         --------------------------------------
Jonathan A. Marshall
                                          Name:  Milton "Todd" Ault III
                                          --------------------------------------

                                          Title: Managing Member
                                          --------------------------------------

                                    EXHIBIT A


--------------------------------------------------------------------------------
                           Purchaser         Number of            Aggregate
                                          Shares Purchased      Purchase Price
--------------------------------------------------------------------------------
Zodiac Investment Partners, L.P.                500                $50,000
--------------------------------------------------------------------------------
TOTALS:                                         500                $50,000
--------------------------------------------------------------------------------

                                    EXHIBIT B

                                   STOCK POWER

         For value received, the undersigned party (the "Seller") does hereby sell, assign and transfer unto each party listed under the heading "Purchaser" on Schedule 1 hereto that number of shares of Series A Convertible Preferred Stock, par value $1.00 (the "Shares"), of FRANKLIN CAPITAL CORPORATION, a Delaware corporation (the "Company"), indicated on Schedule 1 hereto and standing in the name of Seller on the books of the Company represented by one or more certificate(s) enclosed herewith and does hereby irrevocably constitute and appoint each officer of the Company, or any of them, as Seller's attorney to transfer such Shares on the books of the Company with full power of substitution in the premises.

Dated:  September 16, 2004

                                          SELLER:



                                          /a/ Jonathan A. Marshall
                                          --------------------------------------
                                          Jonathan A. Marshall

                                   Schedule 1

--------------------------------------------------------------------------------
                           Purchaser                          Number of
                                                           Shares Purchased
--------------------------------------------------------------------------------
Zodiac Investment Partners, L.P.                                 500
--------------------------------------------------------------------------------
TOTALS:                                                          500
--------------------------------------------------------------------------------

                                    EXHIBIT C

                      INSTRUCTION LETTER TO TRANSFER AGENT


September 16, 2004

Franklin Capital Corporation
450 Park Avenue
New York, New York  10022

Re:      Transfer of Shares of Franklin Capital Corporation

Ladies and Gentlemen:

Reference is made to that certain Preferred Stock Purchase Agreement, dated as of the date hereof (the "Purchase Agreement"), by and between the undersigned (the "Seller") and the purchasers listed in the Purchase Agreement (the "Purchasers"). Pursuant to the Purchase Agreement, the Seller has agreed to transfer to each Purchaser that number of shares of Series A Convertible Preferred Stock, par value $1.00 (the "Shares"), of FRANKLIN CAPITAL CORPORATION, a Delaware corporation (the "Company"), indicated on Schedule 1 hereto and standing in the name of the Seller on the books of the Company. A stock power for the contemplated transfer of the Shares by the Seller to the Purchasers is also provided herewith. Accordingly, the Seller hereby directs you to issue a certificate representing that number of Shares transferred to each Purchaser, in accordance with Schedule 1 hereto.


                                        Sincerely,

                                          SELLER:



                                          /a/ Jonathan A. Marshall
                                          --------------------------------------
                                          Jonathan A. Marshall

                                   Schedule 1

--------------------------------------------------------------------------------
                           Purchaser                          Number of
                                                           Shares Purchased
--------------------------------------------------------------------------------
Zodiac Investment Partners, L.P.                                 500
--------------------------------------------------------------------------------
TOTALS:                                                          500
--------------------------------------------------------------------------------

                                                                       Exhibit C


                       PREFERRED STOCK PURCHASE AGREEMENT

         THIS PREFERRED STOCK PURCHASE AGREEMENT (this "Agreement") is entered into on September 16, 2004 (the "Effective Date"), by and among COPLEY FUND INC. (the "Seller") and the entities listed on Exhibit A hereto under the heading "Purchasers" (each, a "Purchaser" and collectively, the "Purchasers").

                                    RECITALS

         WHEREAS, as of the Effective Date, the Seller owns beneficially and of record, and has the power to vote, 4,750 shares of Series A Convertible Preferred Stock, par value $1.00 per share (the "Shares"), of Franklin Capital Corporation, a Delaware corporation (the "Company"); and

         WHEREAS, the Seller desires to sell to the Purchasers, and the Purchasers desire to purchase from the Seller, the Shares, on the terms and conditions set forth herein.

         NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                    AGREEMENT

1.       PURCHASE AND SALE OF THE SHARES.

         1.1 Closing. At the Closing (as defined below), the Seller shall sell to the Purchasers, and each Purchaser shall purchase from the Sellers, that number of Shares set forth opposite each such Purchaser's name on Exhibit A hereto, at a price of $100 per share (the "Purchase Price"). The closing of the sale and purchase of the Shares pursuant to the terms and conditions of this Agreement (the "Closing") shall occur at 2:00 p.m. California time on the Effective Date, at the offices of Paul, Hastings, Janofsky & Walker LLP, 3579 Valley Centre Drive, San Diego, CA 92130, or at such other time or place as the parties may mutually agree.

         1.2 Deliveries at Closing. At the Closing: (i) each Purchaser shall deliver to the Seller, by wire transfer of immediately available funds to the Seller's account (as designated by the Seller), the amount of the aggregate Purchase Price for the Shares being purchased by such Purchaser from the Seller, as set forth on Exhibit A hereto; (ii) the Seller shall deliver to the Company, as transfer agent for the Shares (the "Transfer Agent"), the original stock certificate(s) representing the Shares being sold by the Seller; and (iii) the Seller shall deliver to the Transfer Agent (a) a stock power in the form attached hereto as Exhibit B, executed by the Seller in favor of the appropriate Purchasers and (b) a letter in the form attached hereto as Exhibit C, executed by the Seller, instructing the Transfer Agent to transfer the Shares standing in the name of the Seller on the books of the Company to the Purchasers.

         1. REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS. In connection with the Purchasers' purchase of Shares pursuant to this Agreement, each Purchaser, severally and not jointly, represents and warrants to the Seller that: (i) such Purchaser is an accredited investor within the meaning of Regulation D under the Securities Act of 1933, as amended; (ii) such Purchaser has all requisite legal power and authority to execute and deliver this Agreement and to perform such Purchaser's obligations hereunder; and (iii) this Agreement constitutes the valid and binding obligation of such Purchaser.

2. REPRESENTATIONS AND WARRANTIES OF THE SELLER. In connection with the Seller's sale of Shares pursuant to this Agreement, such Seller represents and warrants to the Purchasers that: (i) such Seller has, and upon the Closing, will transfer to such Purchasers, good and valid title to that number of Shares listed opposite such Seller's name on Exhibit B hereto, free and clear of all liens, encumbrances, equities or claims other than restrictions arising under securities laws; (ii) such Seller has all requisite legal power and authority to execute and deliver this Agreement and to perform such Seller's obligations hereunder; and (iii) this Agreement constitutes the valid and binding obligation of such Seller.

3.       MISCELLANEOUS.

         3.1 Governing Law. This Agreement shall be governed in all respects by the laws of the State of Delaware as such laws are applied to agreements between Delaware residents entered into and performed entirely in Delaware.

         3.2 Severability. In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

         3.3 Amendment and Waiver. This Agreement may be amended or modified only upon the written consent of the Sellers and the Purchasers.

         3.4 Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject matter hereof.

         3.5 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.



SELLER:                                   PURCHASERS:


COPLEY FUND INC.                          ZODIAC INVESTMENT PARTNERS, L.P.


                                          By:
-----------------------------                -----------------------------
Irving Levine
President                                 Name:
                                               ---------------------------

                                          Title:
                                                --------------------------

                                          FIRST  TENNESSEE BK NATL ASSOC A/C CO-
                                          TTEE  LYNETTE P  MORRIS TR FBO MELANIE
                                          MORRIS  GLAZER  A CREATED 12/15/99 A/C
                                          5001052


                                          By:
                                             -----------------------------
                                                Melanie Glazer

1ST   TENN  BK  NA  SUCC TTEE U/A         FIRST  TENNESSEE  BK  NATL  ASSOC  A/C
MELVILLE  C   MORRIS   LYNETTE  P         MELVILLE  C  LYNNETTE  P   MORRIS  TUA
MORRIS  DTD  8/2/65 FBO MELANIE N         DTD 12/20/86  FBO MELANIE M GLAZER A/C
MORRIS A/C 50700010                       5001080


By:                                       By:
-----------------------------                -----------------------------
      Melanie Glazer                            Melanie Glazer

1ST  TENN BK  NATL ASSN SUCC TTEE         1ST  TENN  BK NATL ASSN SUCC  TTEE U/A
U/A MELVILLE C MORRIS DTD 6/21/74         MELVILLE  C  MORRIS  DTD   5/15/78 FBO
FBO MELANIE N MORRIS A/C  5070013         MELANIE N MORRIS A/C 5070016


By:                                       By:
-----------------------------                -----------------------------
      Melanie Glazer                            Melanie Glazer

FIRST TENNESSEE BK NATL ASSOC A/C         ZEALOUS  INCOME  PARTNERS  LP  A/C  OF
CO-TTEE  LYNETTE  P MORRIS TR FBO         CORR B/D STROME SEC
MELANIE   MORRIS  GLAZER  CREATED
12/15/99GST EXEMPT                        By:
                                             -----------------------------

                                          Name:
                                              ----------------------------

By:
-----------------------------
         Melanie Glazer                   Title:
                                              ----------------------------

                                    EXHIBIT A


----------------------------------------------------------------------------------------------------------------------
                           Purchaser                                     Number of                  Aggregate
                                                                      Shares Purchased            Purchase Price
----------------------------------------------------------------------------------------------------------------------
ZODIAC INVESTMENT PARTNERS, L.P.                                              100                      10,000
----------------------------------------------------------------------------------------------------------------------
FIRST  TENNESSEE BK NATL ASSOC A/C CO-TTEE  LYNETTE P MORRIS TR
FBO MELANIE MORRIS GLAZER A CREATED 12/15/99 A/C 5001052                    1,510                    $151,000
----------------------------------------------------------------------------------------------------------------------
1ST  TENN BK NA SUCC  TTEE U/A  MELVILLE  C  MORRIS  LYNETTE  P
MORRIS DTD 8/2/65 FBO MELANIE N MORRIS A/C 50700010                           700                     $70,000
----------------------------------------------------------------------------------------------------------------------
FIRST  TENNESSEE BK NATL ASSOC A/C MELVILLE C LYNNETTE P MORRIS
TUA DTD 12/20/86 FBO MELANIE M GLAZER A/C 5001080                             600                     $60,000
----------------------------------------------------------------------------------------------------------------------
1ST TENN BK NATL  ASSN  SUCC  TTEE U/A  MELVILLE  C MORRIS  DTD
6/21/74 FBO MELANIE N MORRIS A/C 5070013                                      100                     $10,000
----------------------------------------------------------------------------------------------------------------------
1ST TENN BK NATL  ASSN  SUCC  TTEE U/A  MELVILLE  C MORRIS  DTD
5/15/78 FBO MELANIE N MORRIS A/C 5070016                                      700                     $70,000
----------------------------------------------------------------------------------------------------------------------
FIRST  TENNESSEE BK NATL ASSOC A/C CO-TTEE  LYNETTE P MORRIS TR
FBO MELANIE MORRIS GLAZER CREATED 12/15/99 GST EXEMPT                          40                      $4,000
----------------------------------------------------------------------------------------------------------------------
ZEALOUS INCOME PARTNERS LP A/C OF CORR B/D STROME SEC                       1,000                   $100,000
----------------------------------------------------------------------------------------------------------------------
TOTALS:                                                                     4,750                  $475,000
----------------------------------------------------------------------------------------------------------------------

                                    EXHIBIT B

                                   STOCK POWER

         For value received, the undersigned party (the "Seller") does hereby sell, assign and transfer unto each party listed under the heading "Purchaser" on Schedule 1 hereto that number of shares of Series A Convertible Preferred Stock, par value $1.00 (the "Shares"), of FRANKLIN CAPITAL CORPORATION, a Delaware corporation (the "Company"), indicated on Schedule 1 hereto and standing in the name of Seller on the books of the Company represented by one or more stock certificate(s) enclosed herewith and does hereby irrevocably constitute and appoint each officer of the Company, or any of them, as Seller's attorney to transfer such Shares on the books of the Company with full power of substitution in the premises.

Dated:  September 16, 2004


                                                SELLER:


                                                COPLEY FUND INC.


                                                ------------------------
                                                Irving Levine
                                                President

                                   Schedule 1


---------------------------------------------------------------------------------------------------------
                                  Purchaser                                            Number of
                                                                                   Shares Purchased
---------------------------------------------------------------------------------------------------------
ZODIAC INVESTMENT PARTNERS, L.P.                                                            100
---------------------------------------------------------------------------------------------------------
FIRST  TENNESSEE  BK NATL ASSOC A/C  CO-TTEE  LYNETTE P MORRIS TR FBO MELANIE
MORRIS GLAZER A CREATED 12/15/99 A/C 5001052                                              1,510
---------------------------------------------------------------------------------------------------------
1ST TENN BK NA SUCC TTEE U/A  MELVILLE  C MORRIS  LYNETTE P MORRIS DTD 8/2/65
FBO MELANIE N MORRIS A/C 50700010                                                           700
---------------------------------------------------------------------------------------------------------
FIRST  TENNESSEE  BK NATL  ASSOC A/C  MELVILLE  C  LYNNETTE  P MORRIS TUA DTD
12/20/86 FBO MELANIE M GLAZER A/C 5001080                                                   600
---------------------------------------------------------------------------------------------------------
1ST TENN BK NATL  ASSN  SUCC  TTEE U/A  MELVILLE  C MORRIS  DTD  6/21/74  FBO
MELANIE N MORRIS A/C 5070013                                                                100
---------------------------------------------------------------------------------------------------------
1ST TENN BK NATL  ASSN  SUCC  TTEE U/A  MELVILLE  C MORRIS  DTD  5/15/78  FBO
MELANIE N MORRIS A/C 5070016                                                                700
---------------------------------------------------------------------------------------------------------
FIRST  TENNESSEE  BK NATL ASSOC A/C  CO-TTEE  LYNETTE P MORRIS TR FBO MELANIE
MORRIS GLAZER CREATED 12/15/99 GST EXEMPT                                                    40
---------------------------------------------------------------------------------------------------------
ZEALOUS INCOME PARTNERS LP A/C OF CORR B/D STROME SEC                                     1,000
---------------------------------------------------------------------------------------------------------
TOTALS:                                                                                 4,750
---------------------------------------------------------------------------------------------------------

                                    EXHIBIT C

                      INSTRUCTION LETTER TO TRANSFER AGENT


September 16, 2004

Franklin Capital Corporation
450 Park Avenue
New York, New York  10022

Re:      Transfer of Shares of Franklin Capital Corporation

Ladies and Gentlemen:

Reference is made to that certain Preferred Stock Purchase Agreement, dated as of the date hereof (the "Purchase Agreement"), by and between the undersigned (the "Seller") and the purchasers listed in the Purchase Agreement (the "Purchasers"). Pursuant to the Purchase Agreement, the Seller has agreed to transfer to each Purchaser that number of shares of Series A Convertible Preferred Stock, par value $1.00 (the "Shares"), of FRANKLIN CAPITAL CORPORATION, a Delaware corporation (the "Company"), indicated on Schedule 1 hereto and standing in the name of the Seller on the books of the Company. A stock power for the contemplated transfer of the Shares by the Seller to the Purchasers is also provided herewith. Accordingly, the Seller hereby directs you to issue a certificate representing that number of Shares transferred to each Purchaser, in accordance with Schedule 1 hereto.

                                              Sincerely,


                                                SELLER:


                                                COPLEY FUND INC.


                                                ------------------------
                                                Irving Levine
                                                President

                                   Schedule 1


---------------------------------------------------------------------------------------------------------
                                  Purchaser                                            Number of
                                                                                   Shares Purchased
---------------------------------------------------------------------------------------------------------
ZODIAC INVESTMENT PARTNERS, L.P.                                                            100
---------------------------------------------------------------------------------------------------------
FIRST  TENNESSEE  BK NATL ASSOC A/C  CO-TTEE  LYNETTE P MORRIS TR FBO MELANIE
MORRIS GLAZER A CREATED 12/15/99 A/C 5001052                                              1,510
---------------------------------------------------------------------------------------------------------
1ST TENN BK NA SUCC TTEE U/A  MELVILLE  C MORRIS  LYNETTE P MORRIS DTD 8/2/65
FBO MELANIE N MORRIS A/C 50700010                                                           700
---------------------------------------------------------------------------------------------------------
FIRST  TENNESSEE  BK NATL  ASSOC A/C  MELVILLE  C  LYNNETTE  P MORRIS TUA DTD
12/20/86 FBO MELANIE M GLAZER A/C 5001080                                                   600
---------------------------------------------------------------------------------------------------------
1ST TENN BK NATL  ASSN  SUCC  TTEE U/A  MELVILLE  C MORRIS  DTD  6/21/74  FBO
MELANIE N MORRIS A/C 5070013                                                                100
---------------------------------------------------------------------------------------------------------
1ST TENN BK NATL  ASSN  SUCC  TTEE U/A  MELVILLE  C MORRIS  DTD  5/15/78  FBO
MELANIE N MORRIS A/C 5070016                                                                700
---------------------------------------------------------------------------------------------------------
FIRST  TENNESSEE  BK NATL ASSOC A/C  CO-TTEE  LYNETTE P MORRIS TR FBO MELANIE
MORRIS GLAZER CREATED 12/15/99 GST EXEMPT                                                    40
---------------------------------------------------------------------------------------------------------
ZEALOUS INCOME PARTNERS LP A/C OF CORR B/D STROME SEC                                     1,000
---------------------------------------------------------------------------------------------------------
TOTALS:                                                                                 4,750
---------------------------------------------------------------------------------------------------------

                                                                       Exhibit D


                       PREFERRED STOCK PURCHASE AGREEMENT

         THIS PREFERRED STOCK PURCHASE AGREEMENT (this "Agreement") is entered into on September 16, 2004 (the "Effective Date"), by and among EDWARD SHELDON (the "Seller") and the entities listed on Exhibit A hereto under the heading "Purchasers" (each, a "Purchaser" and collectively, the "Purchasers").

                                    RECITALS

         WHEREAS, as of the Effective Date, the Seller owns beneficially and of record, and has the power to vote, 400 shares of Series A Convertible Preferred Stock, par value $1.00 per share (the "Shares"), of Franklin Capital Corporation, a Delaware corporation (the "Company"); and

         WHEREAS, the Seller desires to sell to the Purchasers, and the Purchasers desire to purchase from the Seller, the Shares, on the terms and conditions set forth herein.

         NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                    AGREEMENT

1.       PURCHASE AND SALE OF THE SHARES.

         1.1 Closing. At the Closing (as defined below), the Seller shall sell to the Purchasers, and each Purchaser shall purchase from the Sellers, that number of Shares set forth opposite each such Purchaser's name on Exhibit A hereto, at a price of $100 per share (the "Purchase Price"). The closing of the sale and purchase of the Shares pursuant to the terms and conditions of this Agreement (the "Closing") shall occur at 2:00 p.m. California time on the Effective Date, at the offices of Paul, Hastings, Janofsky & Walker LLP, 3579 Valley Centre Drive, San Diego, CA 92130, or at such other time or place as the parties may mutually agree.

         1.2 Deliveries at Closing. At the Closing: (i) each Purchaser shall deliver to the Seller, by wire transfer of immediately available funds to the Seller's account (as designated by the Seller), the amount of the aggregate Purchase Price for the Shares being purchased by such Purchaser from the Seller, as set forth on Exhibit A hereto; (ii) the Seller shall deliver to the Company, as transfer agent for the Shares (the "Transfer Agent"), the original stock certificate(s) representing the Shares being sold by the Seller; and (iii) the Seller shall deliver to the Transfer Agent (a) a stock power in the form attached hereto as Exhibit B, executed by the Seller in favor of the appropriate Purchasers and (b) a letter in the form attached hereto as Exhibit C, executed by the Seller, instructing the Transfer Agent to transfer the Shares standing in the name of the Seller on the books of the Company to the Purchasers.

         1. REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS. In connection with the Purchasers' purchase of Shares pursuant to this Agreement, each Purchaser, severally and not jointly, represents and warrants to the Seller that: (i) such Purchaser is an accredited investor within the meaning of Regulation D under the Securities Act of 1933, as amended; (ii) such Purchaser has all requisite legal power and authority to execute and deliver this Agreement and to perform such Purchaser's obligations hereunder; and (iii) this Agreement constitutes the valid and binding obligation of such Purchaser.

2. REPRESENTATIONS AND WARRANTIES OF THE SELLER. In connection with the Seller's sale of Shares pursuant to this Agreement, such Seller represents and warrants to the Purchasers that: (i) such Seller has, and upon the Closing, will transfer to such Purchasers, good and valid title to that number of Shares listed opposite such Seller's name on Exhibit B hereto, free and clear of all liens, encumbrances, equities or claims other than restrictions arising under securities laws; (ii) such Seller has all requisite legal power and authority to execute and deliver this Agreement and to perform such Seller's obligations hereunder; and (iii) this Agreement constitutes the valid and binding obligation of such Seller.

3.       MISCELLANEOUS.

         3.1 Governing Law. This Agreement shall be governed in all respects by the laws of the State of Delaware as such laws are applied to agreements between Delaware residents entered into and performed entirely in Delaware.

         3.2 Severability. In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

         3.3 Amendment and Waiver. This Agreement may be amended or modified only upon the written consent of the Sellers and the Purchasers.

         3.4 Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject matter hereof.

         3.5 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.


SELLER:                                   PURCHASERS:


                                          ZODIAC INVESTMENT PARTNERS, L.P.


                                          By:
----------------------------------           -----------------------------------
Edward Sheldon
                                          Name:
                                               ---------------------------------

                                          Title:
                                                --------------------------------

                                    EXHIBIT A


--------------------------------------------------------------------------------
                    Purchaser                  Number of           Aggregate
                                            Shares Purchased     Purchase Price
--------------------------------------------------------------------------------
Zodiac Investment Partners, L.P.                  400              $40,000
--------------------------------------------------------------------------------
TOTALS:                                           400              $40,000
--------------------------------------------------------------------------------

                                    EXHIBIT B

                                   STOCK POWER

         For value received, the undersigned party (the "Seller") does hereby sell, assign and transfer unto each party listed under the heading "Purchaser" on Schedule 1 hereto that number of shares of Series A Convertible Preferred Stock, par value $1.00 (the "Shares"), of FRANKLIN CAPITAL CORPORATION, a Delaware corporation (the "Company"), indicated on Schedule 1 hereto and standing in the name of Seller on the books of the Company represented by one or more stock certificate(s) enclosed herewith and does hereby irrevocably constitute and appoint each officer of the Company, or any of them, as Seller's attorney to transfer such Shares on the books of the Company with full power of substitution in the premises.

Dated:  September 16, 2004


                                             SELLER:



                                             -----------------------------------
                                             Edward Sheldon

                                   Schedule 1

--------------------------------------------------------------------------------
                           Purchaser                         Number of
                                                          Shares Purchased
--------------------------------------------------------------------------------
Zodiac Investment Partners, L.P.                                400
--------------------------------------------------------------------------------
TOTALS:                                                         400
--------------------------------------------------------------------------------

                                    EXHIBIT C

                      INSTRUCTION LETTER TO TRANSFER AGENT


September 16, 2004

Franklin Capital Corporation
450 Park Avenue
New York, New York  10022

Re:      Transfer of Shares of Franklin Capital Corporation

Ladies and Gentlemen:

Reference is made to that certain Preferred Stock Purchase Agreement, dated as of the date hereof (the "Purchase Agreement"), by and between the undersigned (the "Seller") and the purchasers listed in the Purchase Agreement (the "Purchasers"). Pursuant to the Purchase Agreement, the Seller has agreed to transfer to each Purchaser that number of shares of Series A Convertible Preferred Stock, par value $1.00 (the "Shares"), of FRANKLIN CAPITAL CORPORATION, a Delaware corporation (the "Company"), indicated on Schedule 1 hereto and standing in the name of the Seller on the books of the Company. A stock power for the contemplated transfer of the Shares by the Seller to the Purchasers is also provided herewith. Accordingly, the Seller hereby directs you to issue a certificate representing that number of Shares transferred to each Purchaser, in accordance with Schedule 1 hereto.

                                           Sincerely,


                                             SELLER:



                                             -----------------------------------
                                             Edward Sheldon

                                   Schedule 1

--------------------------------------------------------------------------------
                           Purchaser                             Number of
                                                              Shares Purchased
--------------------------------------------------------------------------------
Zodiac Investment Partners, L.P.                                     400
--------------------------------------------------------------------------------
TOTALS:                                                              400
--------------------------------------------------------------------------------